FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Securities Acquires Shares of SAIKAYA DEPARTMENT STORE CO., LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 4, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Securities Acquires Shares of

SAIKAYA DEPARTMENT STORE CO., LTD.

Tokyo, September 4, 2025—Nomura Holdings, Inc. today announced that Nomura Securities Co., Ltd. has decided to acquire SAIKAYA DEPARTMENT STORE CO., LTD. shares for the purpose of temporary ownership.

The acquisition represents a purchase of five percent or more on a voting rights basis and therefore constitutes an act of “buying up” specified by Cabinet Order as being equivalent to a tender offer under Article 167-1 of the Financial Instruments and Exchange Act and Article 31 of the Order for Enforcement of the same Act.

Code	Name of the Stock	Number of voting rights acquired	Percentage of total voting rights
8254	SAIKAYA DEPARTMENT STORE CO., LTD.	4,634	9.39%

*

This material is published in accordance with Article 30-1(4), of the Order for Enforcement of the Financial Instruments and Exchange Act, at the request of Nomura Securities Co., Ltd. (the stock acquirer) to Nomura Holdings, Inc. (the parent company).

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.